AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 14, 2000
================================================================================
                                                        REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           ---------------------------

                                    FORM F-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           ---------------------------
                              TOWNPAGESNET.COM PLC
             (Exact name of Registrant as specified in its charter)

        ENGLAND AND WALES                   7361             NOT APPLICABLE
 (State or other jurisdiction of     (Primary Standard      (I.R.S. Employer
  incorporation or organization)         Industrial        Identification No.)
                                    Classification Code
                                          Number)

                             WELTON HOUSE, MILL LANE
                                ALTON, HAMPSHIRE
                                     ENGLAND
                                    GU34 1HD
                                 UNITED KINGDOM
         TELEPHONE: 011-44-1420-540-900; FACSIMILE: 011-44-1420-541-322
   (Address and telephone number of Registrant's principal executive offices)
                             GREENBERG TRAURIG, LLP
                           200 PARK AVENUE, 15TH FLOOR
                            NEW YORK, NEW YORK 10166
                              REFERENCE: TOWN PAGES
              TELEPHONE: (212) 801-9200; FACSIMILE: (212) 801-6400
            (Name, address and telephone number of agent for service)
                           ---------------------------

                          COPIES OF COMMUNICATIONS TO:
                             STEPHEN A. WEISS, ESQ.
                              ANTHONY MARSICO, ESQ.
                             GREENBERG TRAURIG, LLP
                           200 PARK AVENUE, 15TH FLOOR
                            NEW YORK, NEW YORK 10166
                            TELEPHONE: (212) 801-9200
                            FACSIMILE: (212) 801-6400

                           ---------------------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                             ----------------------

                         CALCULATION OF REGISTRATION FEE

===================================================================================================
 TITLE OF EACH CLASS       AMOUNT TO       PROPOSED MAXIMUM      PROPOSED MAXIMUM      AMOUNT OF
          OF                  BE          OFFERING PRICE PER    AGGREGATE OFFERING    REGISTRATION
   SECURITIES TO BE       REGISTERED           SHARE (1)             PRICE (1)            FEES
      REGISTERED
---------------------------------------------------------------------------------------------------
 Ordinary Shares
 (pound)0.01 par value... 7,833,009 shares      $0.66                $5,169,785.94    $1,364.82
===================================================================================================

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act. Based on the average of the high and low prices (rounded to the nearest cent) of the ordinary shares as reported on the American Stock Exchange on December 12, 2000.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY OUR EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. Neither this prospectus nor any prospectus supplement is an offer to sell these securities or a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

--------------------------------------------------------------------------------

PROSPECTUS

                 SUBJECT TO COMPLETION, DATED DECEMBER 14, 2000


                              TOWNPAGESNET.COM PLC

                            7,833,009 ORDINARY SHARES

      TownPagesNet.com plc is an English company that, through its subsidiaries, provides information technology and web solutions and also produces and delivers TownPages, an Internet-based online information service in the United Kingdom.

      This is an offering of an aggregate of 7,833,009 of our ordinary shares, from time to time by the selling stockholders named herein. Our ordinary shares are represented by American Depositary Shares. Each ADS represents one of our ordinary shares.

      Our ADSs representing ordinary shares are listed on the American Stock Exchange under the symbol "TPN." On December 12, 2000 the closing price of our ADSs representing ordinary shares on the American Stock Exchange was $0.63 per share.


YOU SHOULD CONSIDER THE RISKS WHICH WE HAVE DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 9 BEFORE DECIDING WHETHER TO INVEST IN OUR ORDINARY SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

                       Prospectus dated December ___, 2000

                              --------------------

                             TOWNPAGESNET.COM PLC
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                TABLE OF CONTENTS

                                                                            Page

Prospectus Summary...........................................................1
Cautionary Notice Regarding Forward-Looking Statements.......................7
Risk Factors.................................................................9
Use of Proceeds.............................................................22
Dividend Policy.............................................................22
Determination of Offering Price.............................................22
Selling Stockholders........................................................23
Plan of Distribution........................................................26
Legal Matters...............................................................27
Experts.....................................................................27
Disclosure of Commission Position on Indemnification for
   Securities Act Liabilities...............................................28
Incorporation of Certain Documents by Reference.............................28
Service of Process and Enforcement of Liabilities...........................29
Unaudited Condensed Proforma Consolidated Financial Information.............30


YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                ----------------

                             ADDITIONAL INFORMATION

      We file annual, quarterly and special reports with the Securities and Exchange Commission. You may read and copy any document we file at the following locations:

      o At the Public Reference Room of the Commission, Room 1024-Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330;

      o At the public reference facilities at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

      o By writing to the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549;

      o At the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006; or

      o From the Commission's web site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

      Some of these locations may charge a prescribed or modest fee for copies.

      We have filed with the Commission a registration statement on Form F-3 (No. 333-____) under the Securities Act of 1933, as amended, with respect to the ordinary shares being offered by the selling stockholders. As permitted by the Commission, this prospectus, which constitutes a part of the registration statement, does not contain all the information included in the registration statement. Such additional information may be obtained from the locations described above. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You should refer to the contract or other document for all the details.

                               PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information regarding us and the securities we are offering for sale by means of this prospectus and our financial statements and notes thereto appearing elsewhere in this prospectus or incorporated by reference in this prospectus. The summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you should consider before investing in our securities.

                              --------------------


      We publish our financial statements in pounds sterling. For your convenience, this prospectus contains translations of certain pound sterling amounts into United States dollar amounts. Unless otherwise indicated, all amounts expressed in United States dollars are based upon conversions of amounts of pounds sterling into United States dollars at the rate of $1.423 per pound sterling, the noon buying rate in New York City for cable transfers in pounds sterling certified for customs purposes by the Federal Reserve Bank of New York on November 30, 2000. We have not actually converted our assets in pounds sterling into United States dollars. If we were to convert our assets in pounds sterling into United States dollars the conversion would be at a different rate.

                                   THE COMPANY

      We are a holding company that operates through our subsidiaries: Avatar Interactive Limited (formerly known as Town Pages UK Limited), WWW.CO.UK Limited, Morbria Limited, BuyersGuide plc, and Research Sales, Inc. (d/b/a Rasmussen Research).

      Our primary subsidiary, Avatar Interactive Limited currently provides new media related services to both consumers and businesses. Prior to June 2000, Avatar's primary business efforts and capital expenditures were focused on the establishment of a large number of touch screen kiosks in certain towns and cities in the United Kingdom.

      WWW.CO.UK Limited and its associated companies provide cinema-related services from Web site design through indoor cinema advertising and local community content for our TownPages information service. Morbria and its subsidiaries provide Web site design, advertising, marketing and communications services.

      BuyersGuide plc is an Internet-based business-to-government company. In July 2000, Buyers Guide plc was admitted to trade on the Alternative Investment Market of the London Stock Exchange following the raising of approximately (pound)5 million ($7.1 million).

      Research Sales, Inc. is a polling and market research company. Our kiosks and Web site provide additional opportunities for data collection for the Research Sales, Inc. Portrait of America Web site. Research Sales also intends to develop a Portrait of the UK Web site that will in turn provide additional content for our TownPages information service.

      Prior to commencement of our acquisition program in July 1999, substantially all of our revenues were derived from Web design and other related services provided by Avatar to subsidiaries of affiliates of Kevin R. Leech, our director and principal shareholder, including Ci4net.com Inc., a publicly traded company with investments in 40 Internet-related companies as at July 31, 2000, 33 of which were majority owned subsidiaries. Mr. Leech is a significant shareholder of Ci4net.com, beneficially owning approximately 40% of its outstanding shares at July 31, 2000. Through September 30, 2000, we have entered into certain transactions with Ci4Net and other affiliates of Mr. Leech. In addition, we and our subsidiaries had provided approximately (pound)6.1 million ($8.7 million) of services to subsidiaries and investments of Ci4Net, which customers represented 54% of our consolidated revenue during fiscal 1999 and 21% of our consolidated revenue for the six months ended June 30, 2000. We recently entered into an agreement settling all open accounts and obligations between our company and Ci4Net and its subsidiaries. See "Related Party Transactions."

                                  OUR STRATEGY

      The mission of TownPagesNet.com plc is to add value to our client's businesses. We aim to build on our reputation for providing innovative, high quality solutions and services within the new media, interactive kiosks, polling and advertising related markets to both consumers and businesses.

                                 OUR BUSINESSES

AVATAR INTERACTIVE LIMITED (FORMERLY, TOWN PAGES UK LIMITED)

      For the nine months ended September 30, 2000, we incurred a consolidated net loss of approximately (pound)2.1 million ($3.1 million). Of our consolidated operating loss of approximately (pound)5.6 million ($7.9 million) during such nine month period, approximately 43% of such operating loss was attributable to our former Town Pages UK Limited subsidiary. Since June 2000, we have taken significant steps to eliminate unprofitable initiatives, including reassessing our original kiosk roll-out strategy and ending work we provided to an affiliate Ci4Net.com Inc. under certain web channel design contracts. In addition, we appointed new directors for our Avatar Interactive subsidiary, reduced the workforce of this subsidiary by approximately 20%, relocated our principal office and made other overhead reductions. In November 2000, we changed the name of Town Pages UK Limited to Avatar Interactive Limited. Avatar currently focuses on three main business activities:

      E-BUSINESS SOLUTIONS: We believe that the business-to-business (B2B) market in the UK represents an extremely large commercial opportunity. A recent survey by Durlacher Research Limited into the impact of e-commerce on small and medium enterprises in the UK has revealed that investment in this sector is set to rise to (pound)3.8 billion ($5.6 billion) over the next twelve months. In order to exploit this market's potential, Avatar Interactive has partnered with InterShop, a leading German-based e-commerce software supplier, to enable us to offer full service capabilities utilizing the data center for hosting both e-solutions and kiosk applications.

      KIOSK SOLUTIONS: Avatar plans to utilize its experience in the design and building of kiosk applications based on the development of its own Wide Area Kiosk Network, which remains the largest in the UK with 203 touch screen kiosks installed and operational as at October 31, 2000. We will exploit this knowledge by developing applications for third parties.

      KIOSK NETWORK: We believe that our kiosks represent an opportunity for advertisers to use an interactive medium to reach a large audience. It is our intention to maximize the revenue potential of this medium and at the same time increase usage of the kiosks by developing a `free to browse' kiosk model. Trials are planned to take place in a major city in the UK in December 2000. This model will allow users to view any information they desire through the kiosk in addition to the TownPages Information Service. If successful, Avatar will be the first company to offer free unrestricted access to the Internet via a kiosk in the UK, thereby presenting an excellent media opportunity.

      Avatar has recently entered into consulting service arrangements with The National Trust, The Met Office, Spinlock and Bass Breweries. The most significant of these is the recent award of consultancy work for The National Trust. The Trust is a national body that controls over 612,000 acres of countryside in the UK plus more than 200 buildings and gardens of outstanding interest and importance. Avatar Interactive was selected from among 18 agencies to complete this work.

      The realignment of business objectives and our decision to significantly reduce the planned establishment of thousands of touch screen kiosks throughout the United Kingdom rendered inappropriate our original agreement with NCR, our former exclusive kiosk supplier. The original contract provided for NCR to supply Town Pages with 3,500 Ci20 Internet enabled touch screen kiosks. The agreement required Town Pages to purchase a pre defined number of these specific kiosks at specified time intervals in line with our original business plan. Failure to meet the terms of that agreement could have resulted in a penalty to our company totaling approximately (pound)700,000 ($996,000). Avatar intends to continue to use NCR as a kiosk supplier and is now able to offer kiosks from NCR's entire product range. This is consistent with the new business direction offering bespoke kiosk solutions.

MORBRIA LIMITED

      In September 1999, we completed the acquisition of Morbria Limited and its subsidiaries, which provide Website design, advertising, marketing and communications services. The objective of Morbria is to create a true "Multi Media Group" encompassing each media area of potential within the advertising, marketing and communications arena. Our Morbria group currently consists of The Graphic Palette Company (Manchester) Limited, a reprographics business, Centrix Communications Limited, a design, print marketing and advertising business and 24/7 Colour Limited, a sheetfed print company.

      The aim of Graphic Palette is to continue to grow the new media division, which is the mainstay of its business. It is our intention to expand the client list of Graphic Palette (currently including HSBC, Ericsson, Samsung and Brother) while extending the life of "digital reprographics" business exploiting the benefits of existing equipment and acquired industry experience.

      Centrix offers design, print and production services, marketing consultancy, and advertising related services across TV, radio, outdoor and national and local press

      We also intend to develop our UK client base across more business sectors and utilize extensive media contacts and relationships to develop new media.

      In August 2000 Morbria acquired 75.01% of the equity of 24/7 Colour Limited. Our acquisition strategy is to combine 24/7 Colour with Graphic Palette's reprographics business. Despite the recent advances of technology, we believe there will always be a market for conventional print, and that growth in this segment will be in personalization and direct mail. The long-term aim for 24/7 Colour is to create Manchester's first top quality "one-stop print house", which will be able to handle client's requirements from concept and design right through to personalization and direct mailing. We intend that, in the future, clients will be able to have an entire job completed in-house, including all mailings.

      For the nine months ended September 30, 2000, the Morbria Limited group of companies contributed (pound)2,352,120 ($3,347,067) to net revenues (including (pound)133,025 ($189,295) contributed by 24/7 Colour Limited in the one month since purchase), compared to net revenues of (pound)67,156 ($95,563) for the nine months ended September 30, 1999.

RESEARCH SALES, INC.,

      In November 1999, we acquired Research Sales, Inc., a United States online polling and marketing company, which does business as Rasmussen Research. Rasmussen intends to further enhance its status as one of the most accurate and innovative polling companies in the U.S. through the exploitation of an automated polling system which provides accurate, cost-effective, objective data. Rasmussen intends to grow by entering into relationships with strategic partners who stand to benefit from Rasmussen content, while customizing content packages to meet the needs of a diverse business base and implementing alternative payment mechanisms.

      Research Sales, Inc. is an early stage company and only contributed revenues of(pound)10,013 ($14,248) in the nine months ended September 30, 2000.

WWW.CO.UK LIMITED GROUP OF COMPANIES

      In July 1999, we completed the acquisition of the WWW.CO.UK Limited group of companies. The WWW.CO.UK Limited companies provide cinema-related services from Web site design through indoor cinema advertising. The WWW.CO.UK Limited group of companies is expanding its revenue streams by selling e-commerce and other new media facilities to its customer base of approximately 7,500 advertisers. At the same time we are utilizing the prospective advertising space across WWW's publications creating the potential for increased sales and a larger UK customer base.

      For the nine months ended September 30, 2000, the WWW.CO.UK Limited group of companies contributed (pound)1,846,113 ($2,627,019) to net revenues, compared to net revenues of (pound)292,820 ($416,683) for the nine months ended September 30, 1999.

BUYERSGUIDE PLC

      In October 1999, we acquired Buyers Guide Limited, an Internet-based business-to-government company. On July 24, 2000, Buyers Guide (renamed BuyersGuide plc) was admitted to trade on the Alternative Investment Market ("AIM") of the London Stock Exchange following the public offering of approximately (pound)5 million ($7.1 million) at an offering price of (pound)0.29 ($0.41) per share. We currently own approximately 75.09% of the outstanding capital stock of BuyersGuide plc.

      The immediate strategic objectives for BuyersGuide include:

            o Finalizing the development of intelligent exchange software necessary to operate Buyers Marketplace.

            o To further increase usage of the BuyersGuide Web site and revenue for our business clientele through direct marketing strategies both on and off-line.

            o Implement software which facilitates the process of tendering for contracts allowing BuyersGuide to charge commission on all processed transactions.

            o Update the BuyersGuide Web site to incorporate e-commerce facilities. Secure a percentage of all e-commerce transactions as a result.

            o Expand client base, increase brand awareness and strengthen relationships with UK government bodies.

      For the nine months ended September 30, 2000, Buyers Guide contributed (pound)936,405 ($1,332,504) to net revenues.

UKPROPERTYCHANNEL.COM LIMITED

      We currently own 10% of the equity of UKPropertyChannel.com Limited, which provides a portal for estate agents (realtors) in the UK and Ireland. UKPropertyChannel has mostly exclusive three year notice contracts with over 2,000 realtors to provide them with e-commerce solutions. Under these agreements, UKPropertyChannel has the rights to include all properties on the UKPropertyChannel national property Website. The national Website currently has approximately 1,400 of these branches live and a database of approximately 55,000 properties. Revenues will be obtained from the contractual rights to sell banner advertising within the sites. We are currently negotiating arrangements to increase our equity interest in UKPropertyChannel. See "Related Party Transactions."

                           RELATED PARTY TRANSACTIONS

      Prior to our initial public offering in May 1999, we financed our operations primarily through a discretionary secured operating line of credit from Glen Investments Limited. Glen Investments Limited, is a company wholly-owned by Kevin R. Leech, a director of our company and through his other affiliates Raven Ventures Limited, Glen UK Holdings Ltd., Milner Laboratories Limited, is the beneficial owner of approximately 49% of our outstanding ordinary shares. See "Selling Stockholders." Upon completion of the offering, we converted (pound)850,000 ($1,209,550) we owed to Glen Investments into 850,000 of our Series A preferred shares, which have priority over our ordinary shares with respect to dividend and liquidation rights and are convertible into ordinary shares at 120% of the initial public offering price per ADS, commencing on May 5, 2000. The (pound)1.6 million ($2.3 million) balance of the indebtedness owed to Glen Investments affiliate was repaid from the net proceeds of our initial public offering.

      As at September 30, 2000, we had received a working capital loan of (pound)1,900,000 ($2,703,700) from Kevin R. Leech. The loan bears interest at 2% above the UK base rate, which was 6% per annum as at November 30, 2000, and is repayable on the earlier of January 5, 2002 or our receipt of the net proceeds from the realization of any of our investments.

      Both prior to and subsequent to completion of our initial public offering, our company has sold significant services to and purchased certain goods and services from certain subsidiaries of Glen Investments as well as Ci4net.com Inc., a United States publicly traded company in which Kevin R. Leech is a significant stockholder, beneficially owning approximately 40% of its outstanding shares. At July 31, 2000, Ci4net.com Inc. owned equity interests in 40 predominately European based Internet-related companies, 33 of which were majority owned subsidiaries.

      Planet Edge Ltd., a subsidiary of Ci4net.com, is a provider of Web site development services for Avatar Interactive Limited. In fiscal year ended 1999, Avatar purchased goods and services from Planet Edge totaling (pound)738,680, or 16% of our total cost of revenues for such year. Planet Edge also provides secure e-commerce transaction and Web site hosting facilities to Morbria which Morbria's subsidiary, Graphic Palette, resells to its clients. As at September 30, 2000 an aggregate of approximately (pound)360,000 ($512,000) was owed by our company and its subsidiaries to Planet Edge.

      Through June 30, 2000, our Avatar subsidiary provided approximately (pound)5.4 million ($7.7 million) of large Web channel design and related services to subsidiaries of Ci4Net.com Inc., and our Avatar subsidiary and the Graphic Palette and Centrix Communications operations of our Morbria Group subsidiaries provided approximately an additional (pound)800,000 ($1.1 million) of services to Ci4Net and its subsidiaries. Through December 1, 2000, approximately (pound)3.7 million ($5.3 million) had been paid or settled by Ci4Net and its subsidiaries.

      On December 12, 2000, we entered into agreements with Kevin R. Leech and with Ci4net.com to settle all outstanding obligations among our two companies and their operating subsidiaries. Under the terms of the agreements, we agreed to sell to Ci4net.com, for (pound)1.3 million ($1.84 million), or (pound)0.29 ($0.41) per share, 4,482,759 shares of our BuyersGuide plc subsidiary, representing 5.14% of its outstanding shares, and further agreed to cancel our accounts payable of approximately (pound)360,000 ($512,000) owed by us to the Planet Edge Limited subsidiary of Ci4net. We also settled approximately (pound)623,000 ($886,000) of amounts owed by Ci4net subsidiaries to our Graphic Palette and Centrix Communications subsidiary and received from Ci4net an assignment of a (pound)524,000 ($745,000) obligation owed to Ci4net by UKPropertyChannel Limited.

      In a related transaction, Kevin R. Leech agreed to issue to us 1,098,280 shares of the common stock of Ci4net.com, Inc. valued at approximately (pound)1.5 million ($2.1 million) at $2.00 per share, representing the closing price of the Ci4net.com common stock as traded on the OTC Bulletin Board on December 12, 2000. These shares are presently unregistered and are agreed to be registered with the SEC in the name of TownPagesNet.com plc in due course, free from any encumberances.

      We exchanged our BuyersGuide plc shares (valued at (pound)1.3 million) for shares of Ci4net (valued at (pound)1.5 million) and have allocated the difference in value together with cash and other assets received and obligations previously owed to Ci4net.com or its subsidiaries which have been settled, toward the payment of the balances due to us for services we had rendered to Ci4net.com and its subsidiaries.

      Prior to our September 1999 acquisition of that company, our Morbria Limited subsidiary was controlled by Glen UK Holdings Limited a company wholly-owned by Kevin R. Leech. Glen UK Holdings Limited received 772,174 of our ordinary shares in connection with our acquisition of the Morbria group of companies. Ci4net.com received an aggregate of 97,268 of our ordinary shares in connection with our October 1999 acquisition of BuyersGuide.com.

      Through November 2000 we have advanced the sum of (pound)800,000 ($1.1 million) to UKPropertyChannel.com Limited for working capital and Ci4net.com Inc. advanced the sum of (pound)524,000 ($745,652) to UKPropertyChannel. We are currently negotiating to acquire control of UKPropertyChannel through a merger of that company with our WWWCO.UK Limited group of companies, as a result of which it is contemplated that we will own approximately 70% of the shares of the combined entities and members of operating management will own the balance of the shares.

      In connection with the closing of the BuyersGuide plc offering on the Alternative Investment Market of the London Stock Exchange in July 2000, Ci4net.com had agreed to purchase approximately 13.0 million BuyersGuide shares for approximately (pound)3.8 million ($5.41 million), at the public offering price of (pound)0.29 ($0.41) per share. Under the terms of our December 2000 agreement, we agreed to modify our agreement with Ci4net, by reducing the number of BuyersGuide shares to be purchased by Ci4net to approximately 4.5 million shares (approximately 5.14% of BuyersGuide's outstanding shares) in consideration of the cash payment of (pound)1.3 million ($1.9 million) or (pound)0.29 ($0.41) per share, which payment we received.

      We intend to raise additional working capital over the next three months through the realization of a portion of our shareholdings in other subsidiary companies. There is no assurance, however, that we will be able to complete such sales in the near future. In November 2000, we received a proposal from Hong Kong Shanghai Banking Corporation for a (pound)2.5 million ($3.56 million) line of credit. Although we expect such line of credit to be in place prior to December 31, 2000, we have not, as yet finalized such financing.

      In December 2000, Kevin R. Leech entered into a share option agreement with John Bowden and Lucy Bowden, two of the former stockholders of BuyersGuide and selling stockholders in this offering. Under the terms of the agreement, Mr. Leech granted to Mr. and Ms. Bowden options, exercisable at any time during the 30 day period commencing February 16, 2001 and ending March 16, 2001, to "put" to Mr. Leech up to 725,254 of his ordinary shares in our company for a purchase price of $1.20 per share, or $870,304.80 if all option shares are purchased by Mr. Leech. Mr. Leech is obligated to purchase and pay for such shares, irrespective of whether or not the registration statement of which this prospectus is a part is declared effective by the SEC or whether Mr. or Ms. Bowden elect to sell shares pursuant to this prospectus. See

"Selling Stockholders." Mr. Leech agreed to enter into such agreement with Mr. and Ms. Bowden to assist our company in complying with certain contractual obligations to John and Lucy Bowden under our October 1999 agreement acquiring BuyersGuide.

      Our board of directors believes that all transactions with Kevin R. Leech, Ci4net.com Inc. and other corporate affiliates of Mr. Leech have been entered into on an arms' length basis and on terms to us which were no less favorable than we could have obtained from unaffiliated third parties. It is our intention, subsequent to completion of our settlement arrangements with Ci4net.com Inc. to avoid, to the extent practicable, any further related party transactions, and if circumstances so require, only enter into such transactions which are either accompanied by a fairness opinion from an independent investment banker or otherwise unanimously approved by the independent members of our board of directors.

                              OUR CORPORATE HISTORY

      We were incorporated in England and Wales on July 31, 1998 under the name Town Pages Holdings plc. We acquired all of the share capital of Town Pages UK Limited on December 15, 1998. Our name was changed to TownPagesNet.com plc in April 1999. Town Pages UK Limited was incorporated in England and Wales on November 5, 1995. In May 1999, we completed our initial public offering. We subsequently completed four acquisitions of additional companies. All references to operations and financial condition for all fiscal periods prior to December 15, 1998 are to the operations and financial condition of Town Pages UK Limited.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of ordinary shares by the selling stockholders.

                                  RISK FACTORS

      An investment in the securities we are offering involves a high degree of risk. Prospective investors should carefully review the section entitled "Risk Factors" as well as other information provided in this prospectus.

                                  THE OFFERING

Ordinary shares offered by Selling .............      7,833,009 ordinary shares
Stockholders
Ordinary shares outstanding before the .........      2,200,000 ordinary shares
offering
Ordinary shares outstanding after the ..........      10,033,009 ordinary shares
offering
American Stock Exchange Symbol .................      "TPN"


             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

      We make certain forward-looking statements in this Form F-3 and in documents incorporated by reference in this Form F-3 within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," " plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this Form F-3, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made in all of these instances. These forward-looking statements speak as of the date of this Form F-3.

      Various risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements, including the following factors: our change in business strategy; our growth strategies; anticipated trends in the industry; our ability to enter into additional Web site design contracts; our relationships with our customers; general market and economic conditions; our ability to finance our future business requirements; the ability to successfully integrate acquired companies and businesses; management retention and development; changes in Federal and state laws and regulations; as well as the risks, uncertainties and other factors described from time to time in our SEC filings and reports.

      We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

                                  RISK FACTORS

      You should carefully consider the following risks before you decide to invest in our company. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the trading price of our ADRs could decline, and you may lose all or part of your investment.

      WE HAVE A SHORT OPERATING HISTORY

      We commenced our business in November 1995 but conducted no meaningful operations until 1996 and only conducted experimental prototype operations from that date until the Spring of 1998. Accordingly, we have a limited operating history upon which you can evaluate our business and prospects. Our historical data is of limited value in projecting future operating results. You must consider our business in light of the risks, expenses and problems frequently encountered by companies with a limited operating history.

      OUR REVISED BUSINESS STRATEGY FOR AVATAR INTERACTIVE LIMITED MAY NOT BE SUCCESSFUL

      Our board of directors recently approved a revised business strategy for Avatar Interactive Limited. We have revised our approach to the roll-out of kiosks in terms of both the manner in which we assess the number of kiosks to be installed in any given area and in the targeting of suitable locations. The operations of Avatar Interactive Limited following implementation of the revised business strategy may not reflect our limited historical operations. Further, we intend to engage in additional lines of business through our recently acquired subsidiaries. There can be no assurance that the revised business strategy of Avatar Interactive Limited would be successful or improve our operational results. Furthermore, other conditions may exist such as increased competition, reduction in demand for Internet-related services or an economic downturn, which may offset any improved operational results that are attributed to the revised business strategy.

      MOST OF OUR HISTORICAL REVENUE WAS DERIVED FROM RELATED PARTIES

      The success of our business in the Web design and advertising services markets depends on our ability to attract and retain customers. In fiscal 1999, 7 out of 10 of our largest customers were related parties, being subsidiaries of Ci4net.com Inc. or other affiliates of Kevin R. Leech. Such customers represented 54% of our revenue during fiscal 1999 and 21% of our revenue through June 30, 2000. A termination or reduction of the services that we provide our related customers could have an adverse effect on our business. In addition, the failure to maintain any of our large existing customers or attract new non-related customers could have an adverse effect on our business. Further, the inability of any major customer to make timely payments could also have an adverse effect on our financial performance.

      WE HAVE INCURRED NET LOSSES SINCE COMMENCING BUSINESS AND EXPECT FUTURE LOSSES

      We have not shown a profit in our annual operations to date. We have incurred accumulated net losses since inception through September 30, 2000 of approximately (pound)5.6 million ($7.9 million). We had an accumulated stockholders' equity of approximately (pound)17.0 million ($24.2 million) at September 30, 2000. Since we intend to continue to heavily invest in personnel, brand promotion, infrastructure and expansion into additional markets, we expect significant additional net losses to continue on an annual and quarterly basis for the foreseeable future. Our sales may not continue to grow, we may never achieve profitability and, if we do achieve profitability, we may not be able to maintain profitability.

      Our future performance will depend, in part, on the amount and rates of growth in our net revenue from e-commerce and advertising. We expect operating expenses to increase significantly, especially in the areas of sales and marketing and brand promotion and as we integrate the companies we acquired in 1999. To the extent that these expenses are not accompanied by an increase in net revenue, our business, results of operations and financial condition could be materially adversely affected. We will need to increase our net revenue to achieve profitability. We believe that period-to-period comparisons of our operating results are not meaningful and that you should not rely upon the results for any period as an indication of future performance. Our business, results of operations and financial condition will be materially and adversely affected if:

    o   net revenue does not grow at anticipated rates;

    o increases in operating expenses are not offset by commensurate increases in net revenue; or

    o we are unable to adjust operating expense levels in light of net revenue.

      OUR RECENT ACQUISITIONS MAY AFFECT OUR BUSINESS PROSPECTS

      To date, we have entered into various business and technology acquisitions, license arrangements and strategic alliances in order to provide community-specific content, generate additional traffic, increase our number of personnel and establish additional sources of net revenue. Acquisitions carry numerous risks and uncertainties, including:

    o difficulties in integrating operations, personnel, technologies, products and the information systems of the acquired companies;

    o   diversion of management's attention from other business concerns;

    o risks of entering geographic and business markets in which we have little or no prior experience; and

    o   potential loss of key employees of acquired entities.

      We cannot guarantee that we will be able to successfully integrate any businesses, products, technologies or personnel that we have acquired or may acquire in the future. If we are not able to effectively integrate our operations and personnel in a timely and efficient manner, then the benefits of the acquisitions may not be realized. A failure to successfully integrate acquired entities or assets could have a material adverse effect on our business, results of operations and financial condition. In addition, we cannot guarantee that we will be successful in identifying and closing transactions with potential acquisition candidates. If the benefits of the acquisitions do not exceed the cost associated with the acquisitions, including the dilution to our stockholders resulting from the issuance of our ordinary shares in connection with the transactions, then our financial results, including earnings per share which is calculated after the amortization of goodwill, could be adversely affected.

      The successful combination of each of WWW.CO.UK Limited, Morbria Limited, BuyersGuide plc and Research Sales, Inc. with our company will require substantial effort. The diversion of the attention of management and difficulties encountered in the transition process could have an adverse impact on our ability to realize the full benefits of the acquisitions. The successful combination of the companies will also require coordination of our sales and marketing efforts. In addition, the process of combining the organizations could cause the interruption of, or loss of momentum in, our activities.

      OUR FUTURE REVENUES ARE UNPREDICTABLE AND OUR FINANCIAL RESULTS MAY FLUCTUATE

      Our historical financial data is not reliable as a basis upon which to predict our future revenues or operating expenses for a number of reasons, including our limited operating history, the emerging nature of our Internet industry category, and our growth strategy. Our financial results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

    o   specific economic conditions relating to the Internet,

    o   usage of the Internet,

    o demand for advertising on our Web site and demand for Internet-based advertising in general,

    o changes in advertising rates as a result of competition or other factors,

    o   seasonal trends in advertising,

    o   the advertising budgets of our existing and potential customers,

    o   demand for enhanced listing services on our Web site,

    o changes in our distribution relationships with Internet service providers or other third parties,

    o   demand for our services,

    o incurrence of costs relating to acquisitions of businesses or technologies,

    o incurrence of other charges in connection with the services offered by us and our competitors,

    o   introduction of enhanced services by us or our competitors,

    o   market acceptance of new services,

    o delays in the introduction of services or enhancements provided by us or our competitors,

    o   changes in our pricing policies or those of our competitors,

    o   capacity constraints, dependencies on
        Internet/telecommunications/computer infra-structure, and related technical difficulties, downtimes, or "Internet brownouts," and

    o   general economic conditions.

      The relatively new industry in which we are engaged has not been tested in a recessionary economic environment where budget constraints and contraction in income available for discretionary purchases could reduce the use of our services.

      WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE

      As a result of our operating losses and lack of cash flow from operations our working capital surplus of (pound)4,673,975 ($6,651,066) at December 31, 1999 was reduced to a working capital surplus of (pound)3,876,885 ($5,516,807) at September 30, 2000. However, approximately (pound)1,547,022 ($2,201,412) of such working capital surplus represented the excess of accounts receivable over accounts payable owed to us by subsidiaries of Ci4net.com, which are being comprised and settled through offsets and the issuance of shares of stock of Ci4net. See "Related Party Transactions." We will depend upon revenues from operations, borrowings under a credit facility which we may seek to establish, and realization of our investments, to meet our capital expenditure requirements and fund continued losses. There is no assurance that we will achieve projected revenues, that bank borrowings will be available to us on commercially attractive terms or at all, or that the costs actually incurred to expand our operations will not exceed our budget. Also, if we elect to expand our operations outside the United Kingdom or to add services or other capabilities not presently contemplated, either alone or with a strategic partner, the net proceeds from our prior offering, revenues from operations and any available bank borrowings may be insufficient to meet our capital requirements for that expansion. If additional funds were to be required for any of those reasons, we would be unable to complete our expansion as planned and our business and financial condition would be seriously adversely affected if we were unable to raise additional funds on acceptable terms, in timely fashion, or at all. There is no assurance that any additional financing will be available on commercially attractive terms, in timely fashion, in sufficient amounts, or at all.

      If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of TownPagesNet.com plc held by existing shareholders, including holders of our ADSs, will be reduced and those stockholders may experience significant dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our ordinary shares and ADSs.

      OUR BUSINESS IS INCREASINGLY COMPETITIVE

      The markets for local interactive content and services are highly fragmented and intensely competitive. There are relatively low barriers to entry so we expect competition to intensify. We compete on the Internet with Internet service providers, online service providers, search engines and other site aggregation companies, services that sponsor communities of personal Web sites, and various Web site operators and content providers, as well as with Web site design, Web site consultancy and other similar companies. We also compete with more traditional advertising media, such as print, radio, and television media, for a share of advertisers' total advertising budgets.

      UNITED KINGDOM COMPETITORS COULD DUPLICATE OUR INFORMATION AND KIOSK STRATEGY AND REDUCE ITS EFFECTIVENESS

      United Kingdom-based companies, such as British Telecommunications plc (multimedia payphones), KDM International plc (County Web), Freepages plc (Scoot), Thomson Directories Ltd. (ThomWeb), Yellow Pages, a division of British Telecommunications plc (Yell), Time Out Group Ltd. (TimeOut.com) and CitySpace all provide services in the United Kingdom that offer some of the features of Town Pages. A competing kiosk program could dilute our sales and the marketing effectiveness of the kiosks. Other non United Kingdom-based companies could enter the market and duplicate our strategy as well.

      The competition in the Web site solution and Internet services consultancy market in the UK is intense. Razorfish, Agency.com, Tagish and many others all provide business-to-business services in the United Kingdom which offer some of the features of our products and services.

      MANY ACTUAL AND POTENTIAL COMPETITORS HAVE STRONG BRAND NAMES OR GREATER RESOURCES THAN US

      Many of our current and potential competitors have substantially greater human and financial resources, experience, and brand name recognition than us. These companies may have significant competitive advantages through other lines of business and existing business relationships.

      Some UK-based companies, such as British Telecommunications, have substantially greater resources than we do. Some UK-based business-to-consumer and business-to-business services, such as ThomWeb, Yell, TimeOut.com, Agency.com and Razorfish have strong brand name recognition with which to compete against us.

      World-wide, there are services presently focused on countries other than the United Kingdom whose high brand recognition and financial and other resources far in excess of our own could make them serious competitive threats in the future. Digital City, operated by Digital City, Inc., a company wholly-owned by America Online, Inc. and Tribune Company, Zip 2, operated by Zip2 Corporation, CitySearch, operated by Ticketmaster Online-CitySearch, and Around Town operated by WebTV Networks, Inc., which is owned by Microsoft Corporation, all fall into that category. There are also international networks of business-to-business website solution and Internet services consultancies. Agency.com features among these competitors.

      Services including GeoCities, TheGlobe.com, and Xoom sponsor communities of personal Web sites which also seek to create topically or geographically segregated online audiences for advertisers. GeoCities, recently opened an office in London, England. Search engine and other site aggregation companies such as Excite, Inc., which operates City.Net, Lycos, Inc., which operates Lycos City Guide, and Yahoo! Inc., which operates Yahoo! Local, primarily aggregate links to sites providing local content, but are also potential competitors.

      WE MUST EXPAND QUICKLY OR COMPETITORS MAY COPY OR BLOCK OUR STRATEGY

      We believe that we must rapidly establish the TownPages information service as the premier branded locally-focused information provider on the Internet in the United Kingdom in order to attract the maximum amount of traffic to our Web site and increase our customer base. We further believe that we must rapidly expand on our existing Web site solution and Internet services consultancy client base in order to gain additional market share. If we fail to do so, competitors may copy our business strategy or take other steps to prevent us from obtaining a leading market share in those markets and adversely affect our business.

      WE HAVE NOT OPERATED OUR TOWNPAGES INFORMATION SERVICE ON A BROAD SCALE AND WE DO NOT HAVE EXPERIENCE IN MANAGING RAPID GROWTH

      There is no assurance that we will successfully manage the planned launch of our TownPages information service in additional markets in a cost-effective or timely manner while maintaining high levels of service and reliability necessary to establish and maintain a reputation for quality.

      OUR PLANNED EXPANSION WILL STRAIN OUR RESOURCES

      The pursuit of our business strategy will place a significant strain on our managerial, operational and financial resources. We will need to improve our financial and management controls, reporting systems and procedures. We will also have to expand, train and manage our work force for marketing, sales and technical support, product development, Web site design, and network and equipment repair and maintenance, and manage multiple relationships with various customers, strategic partners and other third parties. We will need to continually expand and upgrade our technology infrastructure and systems and ensure continued high levels of service, speedy operation, and reliability. In addition, we will have to improve our methods for measuring the performance and commercial success of our different products to better respond to advertiser demands for information on product effectiveness and to better determine which products and services can be developed most profitably.

      To achieve our objectives, we may have to acquire technologies or products or enter into strategic alliances and acquisitions, although we have no plans or agreements to do so at the present time. For those initiatives to succeed, we must make our existing technology, business, and systems work effectively with those of our strategic partners and any acquired properties without undue expense, distraction of management from other priorities or other disruptions to our existing business.

      OUR BRAND AND REPUTATION WILL BE DAMAGED IF WE FAIL TO SUCCESSFULLY MANAGE OUR PLANNED EXPANSION

      If our service, or any new feature, is not received favorably, whether due to any shortcoming in our product or operations or factors beyond our control, our reputation and the TownPages brand will be damaged. Our business, financial condition, and results of operations will be materially adversely affected if we fail to manage growth challenges successfully.

      WE MUST TAKE THE RISK OF INTRODUCING NEW SERVICES IN ORDER TO COMPETE

      We plan to introduce new and expanded services, including e-commerce services, on our TownPages information service in order to generate additional revenues, attract more consumers and respond to competition. There can be no assurance that we will be able to offer any new services in a cost-effective or timely manner or that any efforts will be successful. Furthermore, any new service we launch that is not favorably received by consumers could damage our reputation or our brand name. Expansion of our services in this manner will also require significant additional expenses and development and may strain our management, financial and operational resources. Our inability to generate revenues from expanded services sufficient to offset their cost could have a material adverse effect on our business, financial condition and results of operations.

      ESTABLISHING AND MAINTAINING OUR BRAND RECOGNITION AND REPUTATION ARE ESSENTIAL TO OUR SUCCESS

      We believe that our success will depend to a large degree on our ability to successfully establish and maintain our brand recognition and reputation. In order to maintain a good reputation and strong brand name, we will need to invest heavily in our marketing and maintain high standards for actual and perceived quality, usefulness, reliability, security and ease of use of our services. Even if we continue to provide good service to our customers, factors outside of our control, including actions by organizations that are mistaken for us, could affect our brand and the perceived quality of our services, thereby damaging our business.

      WE RELY UPON THIRD PARTIES FOR EQUIPMENT AND FOR KIOSK MANUFACTURE, ASSEMBLY, INSTALLATION, MAINTENANCE AND REPAIR

      Although our computer and network hardware and our kiosks are assembled from standard components which may be outsourced from a number of manufacturers and distributors, we have no equipment manufacturing capacity and will be dependent upon the timely delivery of quality equipment by those manufacturers and distributors. Furthermore, our kiosk assembly and installation capacity, and our equipment and kiosk maintenance and repair capacity, is quite limited. We will be dependent upon third party services for the timely, cost-effective, and proper installation, maintenance, and repair of our touch-screen kiosks and for the maintenance and repair of our equipment and network infrastructure.

Failure by any of these third parties to perform as we require could materially adversely affect our business, operations, and financial condition.

      KEVIN R. LEECH CONTROLS US

      Corporations controlled by Kevin R. Leech, one of our directors, beneficially own approximately 49% of our outstanding ordinary shares. Accordingly, Mr. Leech may be in a position to control us and has the ability to elect and/or remove all of the members of our board of directors and to approve significant corporate transactions, including key acquisitions and subsequent financing transactions. He also has the ability to delay or prevent a change in our control and to discourage a potential acquiror of us or our shares.

      WE HAVE ENTERED INTO A NUMBER OF RELATED PARTY TRANSACTIONS WITH CI4NET.COM INC AND OTHER COMPANIES AFFILIATED WITH KEVIN R. LEECH, WHO ARE AMONG THE SELLING STOCKHOLDERS IN THIS OFFERING

      Prior to commencement of our acquisition program in July 1999, substantially all of our revenues were derived from Web design and other services provided to subsidiaries of Ci4net.com Inc., a publicly traded company with investments in 40 Internet-related companies as at July 31, 2000, 33 of which were majority owned subsidiaries. Our director and principal stockholder Kevin R. Leech is a significant shareholder of Ci4net.com, owning approximately 40% of its outstanding shares at July 31, 2000. Through our fiscal year ended December 31, 1999 and for the nine month period through September 30, 2000, we had provided approximately (pound)6.2 million ($8.8 million) of services and purchased approximately (pound)359,000 ($511,000) of goods and services from subsidiaries of Ci4net.com Inc. and other subsidiaries of Glen Investments Limited, a company wholly-owned by Kevin R. Leech.

      Mr. Leech and his affiliates have helped support our business operations through a variety of loans and advances to our company, both prior to and subsequent to our initial public offering in May 1999. As at September 30, 2000, we owed approximately (pound)1.9 million ($2.7 million) to Mr. Leech. Our obligation to Mr. Leech bears interest at the annual rate of 2% above the UK base lending rate, which was 6% per annum as at November 30, 2000, and is repayable on the earlier of January 5, 2002 or the receipt by us of the net proceeds from the realization of any of our investments.

      Glen UK Holdings Limited, an affiliate of Kevin R. Leech, was a shareholder of Morbria Limited at the time of our acquisition of such company in September 1999, and received our ordinary shares a part of such acquisition. In addition, Ci4net.com has purchased at the initial public offering price shares of our BuyersGuide.com subsidiary offered to the public on the AIM market of the London Stock Exchange in July 2000.

      For a description of these and other related party transactions as well as the terms of a proposed agreement to settle all outstanding accounts and obligations with Ci4net.com, reference is made to "PROSPECTUS SUMMARY - Related Party Transactions."

      KEVIN R. LEECH, A DIRECTOR AND OUR PRINCIPAL STOCKHOLDER, AND HIS CORPORATE AFFILIATES, AND MR. LEECH AND ROBERT BRADSHAW, A DIRECTOR AND OUR CHIEF EXECUTIVE OFFICER, MAY HAVE CONFLICTS OF INTEREST

      Mr. Leech is a director and principal stockholder of other technology businesses, and companies that invest in technology companies, and is a significant stockholder and Chairman of Ci4net.com, Inc., one of the selling stockholders in this offering. Ci4net owns majority interests in several European Internet companies for whom we have provided Web site development services. Several customers of Morbria, one of our subsidiaries, are owned by Glen Investments Limited. While we do not believe that those companies represent a competitive threat to us now or in the foreseeable future, it is possible that they may be competitors at some future date, or that conflicts of interest may arise from those relationships. Mr. Bradshaw is the Chief Executive Officer of Heritage Great Britain plc, a company controlled by Kevin Leech. Heritage Great Britain is the owner and operator of landmark attractions in the British Isles.

      WE MAY NOT BE ABLE TO SUCCESSFULLY PROTECT OUR PROPRIETARY RIGHTS

      Our success and ability to compete is dependent in part on the protection of our original content for the Internet and on the goodwill associated with our trademarks, trade names and trade secrets. A substantial amount of uncertainty exists concerning the application of copyright laws to the Internet, and there can be no assurance that existing laws will provide adequate protection for our original content. In addition, because copyright laws do not prohibit independent development of similar content, there can be no assurance that copyright laws will provide us with any competitive advantage.

      We will rely on trade secret and copyright laws to protect the proprietary technologies, primarily in the form of software, that we may develop in the future to manage and improve our Web site and advertising services, but there can be no assurance that those laws will provide sufficient protection to us, that others will not develop technologies that are similar or superior to ours, or that third parties will not copy or otherwise obtain and use our technologies without authorization.

      Policing unauthorized use of our proprietary technology and other intellectual property rights could entail significant expense and could be difficult or impossible, particularly given the global nature of the Internet and the fact that the laws of other countries may afford us little or no effective protection of our intellectual property.

      In addition, we rely on certain technology licensed from third parties, and may be required to license additional technology in the future. There can be no assurance that these third-party technology licenses will be available or will continue to be available to us on acceptable commercial terms or at all. If we are unable to enter into and maintain any of these technology licenses, it could damage our business.

      OTHER COMPANIES MAY CLAIM WE ARE INFRINGING UPON THEIR PROPRIETARY TECHNOLOGY

      Given the nature of our business, we can not give assurance that third parties will not bring claims of copyright or trademark infringement against us or claim that our use of certain technologies violates a patent. Further, there can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed on their proprietary rights in connection with our Internet content. We are not aware of any claims. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing arrangements or prevent us from using important technologies or methods, any of which could damage our business and financial condition.

      WE NEED TO CONTINUALLY OBTAIN OR DEVELOP AND DISPLAY USEFUL CONTENT IN AN ATTRACTIVE FASHION TO ATTRACT USERS AND ADVERTISERS

      Our success depends in part upon our ability to deliver interactive, locally-focused content in order to attract consumers with demographic characteristics valuable to our customers. Rapidly changing technology, emerging industry standards and consumer requirements that are subject to rapid change and frequent new service introductions characterize the markets for our services. These characteristics are exacerbated by the emerging nature of the local interactive content and service market and the expectation that many companies may introduce new Internet products and services addressing this market in the near future. There can be no assurance that we will be successful in obtaining or developing and providing new content and services or enhancing our existing local information services on a timely basis, or that our content and services will effectively address requirements of consumers or our customers or achieve market acceptance.

      WE MAY BE HELD LIABLE FOR ONLINE CONTENT PROVIDED BY THIRD PARTIES

      We may face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that appear on TownPages. Claims of this type have been brought, and sometimes successfully pressed, against online services. Although we carry general liability insurance, our insurance may not cover all claims or may not be adequate to indemnify us for any liability that may be imposed. Any imposition of liability, particularly liability that is not covered by insurance or is in excess of our insurance coverage, could have a material adverse effect on our reputation, business, financial condition and results of operations.

      USERS MAY CONFUSE OTHER COMPANIES' DOMAIN NAMES WITH OUR OWN

      TownPages UK Limited has registered with the InterNIC registration service, the Internet domain names: www.townpagesnet.com, www.townpages.co.uk, www.townpages.org, www.townpagesplc.com, www.townpagesus.com, www.townpagesuk.com, and www.townpageseu.com. However, there are other substantially similar domain names which are registered by companies which may compete with us and our subsidiaries. In addition, new domains may be added in the future, allowing combinations and similar domain names that may be confusingly similar to our own. There can be no assurance that potential users and advertisers will not confuse our domain names with other similar domain names. If that confusion occurs,

    o   we may lose business to a competitor, and

    o   have to adjust our advertising rates and service fees accordingly, or

    o some users of our services may have negative experiences with other companies on their Web sites that those users erroneously associate with us.

      OUR BUSINESS DEPENDS ON ACCEPTANCE OF THE INTERNET AS AN EFFECTIVE ADVERTISING MEDIUM AND COMMUNICATIONS AND INFORMATION SEARCH TOOL

      The Internet is still a relatively new medium for advertising, communications, and information search and retrieval. Advertisers may not agree with our view that Internet advertising can be an effective means for satisfying their needs. We may be unable to persuade a large enough number of consumers and advertisers that our service satisfies their needs and does so better than traditional methods for advertising, communications, or information search and retrieval, or other Internet providers. Use of the Internet by consumers and advertisers would be hindered if the reliability, speed, security, and ease in use of the Internet and increased access to the Internet, through personal computers or otherwise, does not continue to improve. Also, as consumers and potential customers develop an awareness of how best to use the Internet, they may find that our Web site and services do not satisfy their demands. If that happens, we may be unable to adapt our services to meet those demands. Furthermore, potential customers may not agree on standards for determining how to measure the effectiveness of Internet advertising, or whether it is more effective than traditional advertising methods.

      OUR BUSINESS COULD BE HARMED BY ACTUAL OR THREATENED PENETRATION OF OUR NETWORK SECURITY

      Although we are not aware of any attempts by programmers or "hackers" to penetrate our network security, there can be no assurance that those actions will not occur in the future. A party who is able to penetrate our network security could misappropriate proprietary information or cause interruptions in the operation of TownPages, which could have a material adverse effect on our business, financial condition and results of operations. We may be required to expend significant capital and resources to protect against the threat of security breaches or to alleviate problems caused by security breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet, particularly as a means of conducting commercial transactions. Security breaches or the inadvertent transmission of computer viruses could expose us to a risk of loss or litigation and possible liability. We do not have "errors and omissions" or other insurance coverage specifically against losses which might be incurred due to computer viruses or product defects. Our business, results of operations, and financial condition could be materially adversely effected if contractual provisions attempting to limit our liability in these areas are not successful or enforceable, or if other parties do not accept these contractual provisions as part of our agreements.

      OUR BUSINESS DEPENDS SPECIFICALLY ON THE INTERNET INFRASTRUCTURE

      Many of the Internet service providers, online service providers and other Web site operators on whom we depend have experienced significant service slowdowns, malfunctions, outages and capacity limitations. We also depend upon the reliability, speed, data capacity, ease of use, accessibility and security of the Internet as well as its continued development and acceptance for commercial use generally. A satisfactory Internet experience may also depend on the proper functioning and the continued development of equipment such as high speed modems and personal computers. New protocols or standards have been developed to handle new systems and increased level of activity at higher speeds in compliance with governmental regulations. Not all software and equipment protocols and standards are compatible. Users may experience difficulties due to computer-related, telecommunications, or other equipment, software, or system failures or shortcomings unrelated to our services. If users experience these difficulties, our reputation could be harmed. Moreover, failure of Internet service providers or online service providers to provide access to the Internet to our customers and users would prevent them from accessing our Web site, which could result in reducing the marketability of our services and an eventual loss of customers.

      WE MUST CONSTANTLY ADAPT TO RAPID TECHNOLOGICAL CHANGE

      Our industry is characterized by rapidly changing technology, evolving industry standards, frequent new service and product introductions and enhancements, and changing customer demands. Our success will depend, in part, on our ability to adapt rapidly to these developments. We must maintain adequate financial and technical resources to adapt to these changes or our systems and technologies could become incompatible or inefficient due to rapidly evolving software, computer hardware, and telecommunications standards.

      OUR BUSINESS WOULD BE HARMED IF SERVICE WAS INTERRUPTED DUE TO HARDWARE, SOFTWARE, TELECOMMUNICATIONS OR OTHER BREAKDOWNS

      Our operations may be interrupted if the computer, computer-related, telecommunications, or other equipment and software owned by us or by service providers upon whom we depend are damaged or prevented from operating. If we experience a temporary or permanent business interruption, whether due to a casualty or an operating malfunction, as a result of a move or otherwise, our business, operations, and financial condition could be adversely affected. We do not have any business interruption insurance, and our property insurance may not cover that type of loss.

      WE ARE DEPENDANT ON OUR KEY MANAGEMENT

      We depend upon our senior management team, led by Robert Bradshaw and Richard Walker, to successfully implement our business strategy. If Mr. Bradshaw or Mr. Walker or other members of the senior management team become unable or unwilling to continue in their present positions, our business and financial conditions could be damaged. We do not currently maintain key man life insurance on any of our officers.

      WE MAY NOT BE ABLE TO ATTRACT AND RETAIN NEEDED TECHNICAL PERSONNEL

      Currently, a large portion of our business involves Web site design, development and maintenance and network and kiosk operations, maintenance and repair. Our success depends in large part upon our ability to attract, train, motivate and retain qualified technical personnel. We may be unable to do so, particularly in view of the strong competition for individuals with Internet and related technical experience.

      WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION

      There are currently few laws and regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted, or existing laws or regulations may be applied differently, with respect to the Internet, covering issues such as user privacy, pricing and quality of services. These laws and regulations could hinder growth in use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium, and could thereby cause our business to suffer. In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by agencies such as the Federal Communications Commission in the United States in the same manner as other telecommunications services. The costs of communicating on the Internet could increase substantially as a result of this type of regulation in the United States, the United Kingdom, or elsewhere, potentially slowing the growth in use of the Internet.

      The placement and operation of our external kiosks are also subject to various local zoning and similar laws and regulations which could delay, preclude, or increase the cost of kiosk installation and operation.

      THE PRICE OF OUR SECURITIES MAY BE HIGHLY VOLATILE

      The stock markets generally, and the Internet sector in particular, have experienced and are likely to continue to experience, significant price and volume fluctuations. This could result in sharp decreases in the price of our securities no matter how well or poorly we perform. The trading price of our securities could also fluctuate significantly in response to fluctuations in quarterly operating results, failures to meet analysts' expectations, developments in the Internet industry and our business, and other factors.

      WE DO NOT PLAN TO PAY CASH DIVIDENDS

      We are prohibited from paying cash dividends on our ordinary shares in any year in which we do not first declare and pay a 9% dividend on our Series A preferred shares. In any case, we do not currently intend to pay any cash dividends. In addition, if we intended to pay dividends, under English corporate law dividends are only payable out of distributable reserves, which are essentially equivalent to retained earnings. We currently have no distributable reserves and we cannot determine at this time if or when we will generate any.

      ALL OF OUR OUTSTANDING ORDINARY SHARES WILL BE ELIGIBLE FOR IMMEDIATE FUTURE SALE

      The market price of our ordinary shares could drop as a result of sales of substantial amounts of our ordinary shares in the public market or the perception that such sales may occur. These factors could also make it more difficult for us to raise funds through future offerings of stock.

      The 2,200,000 ordinary shares in the form of ADSs sold in our initial public offering are freely tradable without restriction except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act.

      Prior to the registration statement of which this prospectus is a part, our remaining 7,833,009 outstanding ordinary shares were "restricted securities" as defined in Rule 144. As such, those shares could only be resold if there is an effective registration statement under the Securities Act covering those shares or an exemption from registration under Rule 144 or otherwise is available. The registration statement of which this prospectus is a part has registered for sale under the Securities Act of 1933, as amended, all 7,833,009 of our remaining outstanding shares. We also intend to register all ordinary shares reserved for issuance under our stock option plan. Ordinary shares covered by such registration will be eligible for resale in the public market, subject to Rule 144 limitations applicable to "affiliates." Shares held by companies controlled by Kevin R. Leech and shares owned directly or indirectly by members of our board of directors or executive management will be deemed shares held by our "affiliates."

      Our stock options and warrants are likely to be exercised, if at all, at a time when we otherwise could obtain a price for the sale of our ordinary shares that is higher than the exercise price per share of the options or warrants. Any such exercise or the possibility of such exercise may impede our efforts to obtain additional financing through the sale of additional securities or make such financing more costly.

      PREEMPTIVE RIGHTS MAY NOT BE AVAILABLE TO OUR ORDINARY STOCKHOLDERS

      Under English corporate law, whenever we issue new shares for cash, subject to limited exceptions, we must grant to all of our stockholders, including holders of our ordinary shares, preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage. These statutory preemptive rights will not apply to our authorized but currently unissued shares for the period commencing December 15, 1998 and ending on December 31, 2003, but will apply thereafter. In any event, we may not be able to offer preemptive rights to US holders of ordinary shares unless an effective registration statement exists under the Securities Act covering those rights and the underlying shares. We intend to evaluate at the time of any rights offering the costs and potential liabilities and benefits to us of enabling US holders of ordinary shares to exercise preemptive rights, and then make a decision whether to file such a registration statement. If holders of ordinary shares are unable to exercise preemptive rights because no registration statement is filed or effective, Bankers Trust will attempt to sell the holders' preemptive rights if a viable secondary market exists and a profit can be realized after expenses. Bankers Trust would then distribute the net proceeds of the sale, net of Bankers Trust's fees and expenses, to the holders of the ordinary shares. The equity interests of the holders of ordinary shares would be diluted proportionately if they are unable to exercise preemptive rights.

      YOU MAY BE SUBJECT TO BOTH UNITED STATES AND UNITED KINGDOM TAXES

      We strongly urge you to consult with your tax advisors concerning the consequences of investing in our ordinary shares. Our ordinary shares represented by ADSs are traded in the United States, but we are organized under the laws of England and Wales. A US holder of our ADSs will be treated as the owner of the underlying ordinary shares for purposes of US and UK tax laws. Therefore, US federal, state and local tax laws and UK tax laws will apply to ownership of our ADSs and the underlying ordinary shares. Tax laws of other jurisdictions may also apply.

      MARKET PRICE OF OUR ORDINARY SHARES MAY BE SUBJECT TO FOREIGN EXCHANGE FLUCTUATIONS

      Fluctuations in the exchange rate between the British pound sterling and the US dollar are likely to affect the market price of the ordinary shares. For example, even though our financial statements are reported in British pounds sterling, if the value of the British pound sterling falls against the US dollar, our earnings per share in US dollars would be reduced. This may adversely affect the price at which our ordinary shares trade on US securities markets.

      UNITED STATES CIVIL LIABILITIES MAY NOT BE ENFORCEABLE AGAINST US

      All of our directors and executive officers and certain of the experts named in this prospectus are not residents of the United States and virtually all of the assets of these persons and virtually all of our assets are located outside the United States. As a result, it may not be possible for you to serve summons and complaints within the United States upon these persons. Similarly, it may not be possible to enforce in US courts, against these persons or against us, judgments of the US courts based upon civil liability provisions of the US federal or state securities laws. In addition, it may be difficult for you in original suits or in suits for the enforcement of judgments of US courts to enforce certain civil liabilities based upon US federal or state securities laws in England against us or our directors or executive officers, or our experts.

      UNDER UK LAW A VOTE OF 75% OF THE STOCKHOLDERS IS REQUIRED TO APPROVE CERTAIN SIGNIFICANT CORPORATE TRANSACTIONS

      Under English law we are required to obtain the vote or consent of holders of 75% of our outstanding ordinary shares to complete certain significant transactions, including amendments to our memorandum and articles of association. This may make it more difficult for us to complete a merger or sale of our company which is deemed beneficial by our board of directors.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares by the selling stockholders. Expenses expected to be incurred by us in connection with this offering are estimated at approximately $110,000.

                                 DIVIDEND POLICY

      We have never declared or paid any cash dividends on our securities. We currently intend to retain future earnings, if any, to finance the development and expansion of our business and, therefore, we do not anticipate paying any cash dividends on our securities in the foreseeable future. Therefore, we do not anticipate paying any cash dividends on our ordinary shares or ADSs in the foreseeable future. Also, the terms of our Series A preferred shares prohibit the payment of cash dividends on our ordinary shares in any year until we also declare and pay a 9% dividend on our Series A preferred shares.

                         DETERMINATION OF OFFERING PRICE

      Our ordinary shares are not directly publicly traded in the United States or any foreign market. Our ADSs are traded on the American Stock Exchange. Each ADS represents one ordinary share. Price quotations for our ADSs were reported on the AMEX under the symbol "TPN." As of September 30, 2000, we had 10,033,009 ordinary shares issued and outstanding of which 2,200,000 are represented by ADSs evidenced by ADRs issued by Bankers Trust Company, as depositary. As of September 30, 2000, all 2,200,000 of our ADSs were held of record by one registered holder, our depositary, a United States company. This represents approximately 22% of our outstanding ordinary shares.

      The following table sets forth the high and low closing sale prices for our ADSs (rounded to the nearest cent), on the AMEX, from the beginning of trading on May 5, 1999 to September 30, 2000. Such prices do not reflect retail markup, markdown or commissions and may not necessarily represent actual transactions.

                                                            High         Low
                                                           -------     -------
FISCAL 1999
   Second Quarter (from May 1999).......................   $10.125     $6.625
   Third Quarter........................................     9.375      6.250
   Fourth Quarter.......................................     7.875      4.250

FISCAL 2000
   First Quarter........................................     9.375      4.875
   Second Quarter.......................................     6.000      1.625
   Third Quarter........................................     3.250      1.000


      On December 12, 2000, the closing price of our ADRs on the American Stock Exchange was $0.63 per share.

Registrar, Transfer Agent and Depositary

      Lloyd's Registrars acts as our registrar and transfer agent. Bankers Trust Company acts as our depositary with respect to our American Depositary Receipts.

                              SELLING STOCKHOLDERS

      The following table sets forth:

    o   the names of the selling stockholders,

    o the aggregate number of ordinary shares beneficially owned by the selling stockholders as of September 30, 2000,

    o the aggregate number of ordinary shares which may be offered for sale for the account of the selling stockholders from time to time pursuant to this prospectus, and

    o the amount and percentage of ordinary shares which would be beneficially owned by the selling stockholders pursuant to this prospectus, if they are all offered and sold, and assuming the selling stockholders do not acquire any additional ordinary shares or ADSs.

      Because the selling stockholders may offer all, some or none of the shares they hold, and because there are currently no agreements, arrangements or understandings with respect to the sale of the shares, no definitive estimate as to the number of shares that will be held by the selling stockholders after such offering can be provided, and the following table was prepared on the assumption that all shares sold under this prospectus will be sold to parties unaffiliated with the selling stockholders.

      Pursuant to Rule 416 of the Securities Act, the selling stockholders may also offer ordinary shares issued as a result of stock splits, stock dividends and anti-dilution provisions. Unless otherwise indicated, the selling stockholders referred to herein have not held any position, office or had any other material relationship with us or any predecessor in the past three years.



                                      BENEFICIAL OWNERSHIP             ORDINARY SHARES TO BE         BENEFICIAL OWNERSHIP
                                        PRIOR TO OFFERING              OFFERED FOR THE SELLING       AFTER OFFERING(2)
                                        -----------------              STOCKHOLDERS' ACCOUNT         --------------
                                                                       ---------------------
          NAME                       SHARES       PERCENTAGE(1)         SHARES    PERCENTAGE         SHARES   PERCENTAGE
          ----                       ------       ----------            ------    ----------         ------   ----------
John Bowden(3)                      406,523            4.05%           406,523        4.05%              0        0%
Lucy Bowden(3)                      406,522            4.05%           406,522        4.05%              0        0%
ci4net.com Inc.(3)                   97,268            0.97%            97,268        0.97%              0        0%
Robert Paul Dillon(4)                85,798            0.86%            85,798        0.86%              0        0%
Glen UK Holdings Ltd.(4)            772,174            7.70%           772,174        7.70%              0        0%
Paul Custy (4)                       11,359            0.11%            11,359        0.11%              0        0%
Kevin R. Leech(5)                 4,952,174           49.36%         4,952,174       49.36%              0        0%
HCC Holdings Ltd.(6)                488,281            4.87%           488,281        4.87%              0        0%
Todd A. Barnett(7)                    8,063            0.08%             8,063        0.08%              0        0%
John C. Blasko(7)                     8,063            0.08%             8,063        0.08%              0        0%
Peter Grimm(7)                        2,688            0.03%             2,688        0.03%              0        0%
Christopher and Charlotte             2,688            0.03%             2,688        0.03%              0        0%
Van Hollebeke(7)
Louie and Lynn Van                   75,253            0.75%            75,253        0.75%              0        0%
Hollebeke(7)

Ronald Van Hollebeke(7)               2,688            0.03%             2,688        0.03%              0        0%
Charles and Theresa                   2,688            0.03%             2,688        0.03%              0        0%
Holt(7)

InfoMate Systems Inc.(7)             51,064            0.51%            51,064        0.51%              0        0%
Patrick J. Marker(7)                  2,688            0.03%             2,688        0.03%              0        0%


(TABLE CONTINUED)
                                      BENEFICIAL OWNERSHIP             ORDINARY SHARES TO BE         BENEFICIAL OWNERSHIP
                                        PRIOR TO OFFERING              OFFERED FOR THE SELLING       AFTER OFFERING(2)
                                        -----------------              STOCKHOLDERS' ACCOUNT         --------------
                                                                       ---------------------
          NAME                       SHARES       PERCENTAGE(1)         SHARES    PERCENTAGE         SHARES   PERCENTAGE
          ----                       ------       ----------            ------    ----------         ------   ----------
Thomas Moran(7)                      10,213            0.10%            10,213        0.10%              0        0%
James and Luana Potter(7)             2,688            0.03%             2,688        0.03%              0        0%
Scott W. Rasmussen(7)               275,206            2.74%           275,206        2.74%              0        0%
William F. Rasmussen(7)              75,253            0.75%            75,253        0.75%              0        0%
Elton G. Welke(7)                     5,375            0.05%             5,375        0.05%              0        0%
Arthur Wheeler(7)                     2,688            0.03%             2,688        0.03%              0        0%
Thomas Wilson(7)                     10,213            0.10%            10,213        0.10%              0        0%
Robert L. Brisotti, Jr(8)            13,783            0.14%            13,783        0.14%              0        0%
Security Capital Trading,            13,782            0.14%            13,782        0.14%              0        0%
Inc.(8)
Nigel Samuel Brooks(9)                3,500            0.03%             3,500        0.03%              0        0%
BT CTAG Nominees                    134,000            1.34%           134,000        1.34%              0        0%
Limited(9)
Barry Bernard John                   20,500            0.20%            20,500        0.20%              0        0%
Charles(9)
Eileen Charles(9)                     7,000            0.06%             7,000        0.06%              0        0%
CMInvestment Nominees               279,000            2.78%           279,000        2.78%              0        0%
Limited(9)
Howard Emerson Flight(9)              7,000            0.06%             7,000        0.06%              0        0%
Peter James Lee(9)                   14,000            0.12%            14,000        0.12%              0        0%
Edward James Lifford(9)              14,000            0.12%            14,000        0.12%              0        0%
Nigel Talbot-Ponsonby(9)             14,000            0.12%            14,000        0.12%              0        0%
Peter Gerald Walker(9)                7,000            0.06%             7,000        0.06%              0        0%
Raven Ventures Limited(10)        3,500,000           34.88%         3,500,000       34.88%              0        0%
Milner Laboratories               1,000,000            9.97%         1,000,000        9.97%              0        0%
Limited(10)

      ---------------------------

      (1) Percentage based on 10,033,009 ordinary shares outstanding as of September 30, 2000.

      (2) Assumes the selling stockholder disposes of all ordinary shares covered by this prospectus and does not acquire any additional ordinary shares or ADSs.

      (3) Represents shares issued in October 1999 in connection with our acquisition of BuyersGuide plc . Includes 362,627 ordinary shares owned by John Bowden which he has the right (but not the obligation) to sell to Kevin R. Leech at $1.20 per share during the 30 day period ending March 16, 2001. Kevin Leech, a director and our principal stockholder, is a significant stockholder and Chairman of ci4net.com, Inc., owning approximately 40% of its outstanding common stock. See "Related Party Transactions."

      (4) Represents shares issued in September 1999 in connection with our acquisition of Morbria Limited. Glen UK Holdings Ltd. is an investment company wholly-owned by Kevin Leech, our director and principal stockholder.

      (5) Represents the shares owned beneficially in our company by Kevin R. Leech, a director, through his ownership of 100% of the share capital of each of Glen UK Holdings Ltd. and Raven Ventures Limited and 68% of the share capital of Milner Laboratories Limited. Does not include 97,268 of our shares owned by Ci4net.com Inc. in which Mr. Leech disclaims any beneficial interest.

      (6) Represents shares issued in July 1999 and July 2000 in connection with our acquisition of the WWW.CO.UK Limited group of companies.

      (7) Represents shares issued in November 1999 in connection with our acquisition of Research Sales, Inc.

      (8) Represents shares issued to Robert Brisotti, Jr. and Security Capital Trading, Inc. as a finder's fee in connection with the Research Sales, Inc. acquisition. Security Capital Trading, Inc. was one of the representatives of the underwriters in our initial public offering completed in May 1999. Robert Brisotti was at the time of our initial public offering, associated with Security Capital.

      (9) Represents shares owned of record by certain original founding shareholders of Town Pages (UK) Limited, and shares issued to former and current members of our board of directors. Barry B.J. Charles and Nigel Talbot-Ponsonby are former members of our board of director and Viscount Edward James Wingfield Lifford is currently a member of our board of directors. CM Investment Nominees Limited is a UK brokerage firm holding shares for the benefit of Andrew Neville Lyndon-Skeggs, our former President and a former member of our board of directors, and BT CTAG Nominees Limited is a UK brokerage firm holding shares for the benefit of Lewis Jones and Jerry Ranger, two founding shareholders of our company.

      (10) Raven Ventures Limited is a Guernsey (Channel Island) corporation, wholly-owned by Kevin R. Leech. Milner Laboratories Limited is a United Kingdom corporation, 68% owned by Kevin R. Leech.

                              PLAN OF DISTRIBUTION

      We have registered under the Securities Act, 7,833,009 ordinary shares represented by ADSs for sale by the selling stockholders. The ordinary shares registered hereby have been registered pursuant to our obligations contained in written agreements with the selling stockholders.

      All or a portion of the shares offered hereby may be sold, from time to time, by the selling stockholders in or more transactions on the AMEX, in the over-the-counter market, in transactions independent of the AMEX or the over-the-counter market, in separately negotiated transactions, or otherwise. Such sales may be made either at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The shares may be sold by the selling stockholders by one or more of the following methods, without limitation: (i) block trades in which a broker or dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;
(iii) an exchange distribution in accordance with the rules of such exchange;
(iv) ordinary brokerage transactions and transactions in which a broker may solicit purchasers; (v) privately negotiated transactions; (vi) short sales; and
(vii) a combination of any such methods of sale. In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of the shares, from such purchaser) in amounts to be negotiated which may be less than, or in excess of, those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of the shares at a stipulated price per Share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. Broker-dealers who acquire the shares as principal may thereafter resell such shares from time to time in transactions (which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above) on the AMEX, in the over-the-counter market, in transactions independent of the AMEX or the over-the-counter market, in separately negotiated transactions, or otherwise, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. In connection with resales, broker-dealers may pay to or receive from the purchasers of the shares compensation as described above.

      In addition, the selling stockholders may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of any of the ordinary shares by the selling stockholders. The foregoing may limit the marketability of the ordinary shares.

      In order to comply with the securities laws of certain states, if applicable, the ordinary shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the ordinary shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available.

      The ordinary shares offered hereby may, upon compliance with applicable state securities laws, be sold from time to time to purchasers directly by the selling stockholders or by pledgees, donees, transferees or other successors in interest, or in negotiated transactions and on AMEX through brokers or dealers, or otherwise. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

      Alternatively, subject to the selling restrictions described above (including volume restrictions and use of designated brokers), the selling stockholders may from time to time offer the ordinary shares offered hereby through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of ordinary shares for whom they may act as agents. To our knowledge, no underwriting arrangements have been entered into by the selling stockholders with respect to the shares as of the date hereof.

      The selling stockholders and any underwriters, dealers or agents that participate in the distribution of ordinary shares offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such ordinary shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

      At the time a particular offer of ordinary shares is made, to the extent required, a supplement to this prospectus, if required, will be filed with the Commission which will set forth the aggregate amount of ordinary shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, and discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

      The ordinary shares offered hereby may be sold from time to time in one or more transactions at market prices prevailing at the time of sale, at a fixed offering price, which may be changed, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the sale of the ordinary shares.

      We will not receive any proceeds from the sale of the ordinary shares being offered by the selling stockholders. There can be no assurance that any of the ordinary shares will be sold by the selling stockholders.

      We have agreed to pay all of the expenses, estimated to be approximately $110,000, in connection with this registration statement, other than underwriting and brokerage commissions, discounts, fees and counsel fees and disbursements attributed solely to the selling stockholders.

                                  LEGAL MATTERS

      The validity of the ordinary shares offered hereby has been passed upon by Richard Saleh, Esq., Manchester, United Kingdom.

                                     EXPERTS

      The consolidated financial statements of TownPages Net.com plc appearing in the TownPagesNet.com plc Annual Report (Form 20-F) for the year ended December 31, 1999, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon incorporated by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Research Sales, Inc. for the period from December 31, 1998 (date of inception) to October 31, 1999 appearing in the Registration Statement have been audited by Ernst & Young, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

   DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
                                   LIABILITIES

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents, which we have filed with the Securities and Exchange Commission, are incorporated by reference in this prospectus:

      1) Our Annual Report on Form 20-F for the year ended December 31, 1999.

      2) All other reports filed by us pursuant to Sections 13 or 15 of the Exchange Act since December 31, 1999 consisting of: our Reports on Form 6-K dated January 27, 2000, March 28, 2000, April 14, 2000, May 18, 2000, June 23, 2000, December 14, 2000 and December 14, 2000.

      3) The description of our capital stock contained in our Registration Statement on Form 8-A, filed on April 23, 1999.

      In addition, all documents which we file with the Securities and Exchange Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and before termination of the offering, including all annual reports on Form 20-F, and all filings on Form 6-K, will be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date those documents are filed.

      Any statement contained in a document which is incorporated, or deemed to be incorporated, by reference into this prospectus, shall be considered modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request a copy of any document incorporated by reference in this prospectus at no cost, by writing or telephoning us at the following address: Welton House, Mill Lane, Alton, Hampshire, England, GU34 1HD, United Kingdom, Telephone: 011-44-1420-540-900.

              SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

      TownPagesNet.com plc is registered and exists under the laws of England and Wales. Our directors and officers and certain of our experts named in this prospectus are not residents of the United States, and a substantial portion of their assets and our assets are located outside of the United States. As a result, it may be difficult or not possible for investors to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against these persons in US courts, or to enforce in US courts judgments obtained against these persons in courts in jurisdictions outside the United States, in each case, in any action, including actions predicated upon the civil liability provisions of the Federal or state securities laws of the United States. We have been advised by Richard Saleh, Esq., our UK counsel, that there is doubt as to the enforceability against persons in England actions for enforcement of judgments of US courts of civil liabilities predicated solely upon the US federal securities laws. Also, investors may find it difficult to enforce liabilities based upon the civil liability provisions of the US federal securities laws against us, our officers, directors and foreign-resident experts named in this prospectus in an original action in a United Kingdom court.

                          UNAUDITED CONDENSED PROFORMA
                       CONSOLIDATED FINANCIAL INFORMATION

      On November 1, 1999, TownPagesNet.com plc consummated the merger of its newly-formed, wholly-owned subsidiary, Rasmussen Acquisition Corp., a Washington corporation, with and into Research Sales, Inc. (d/b/a/ Rasmussen Research, Inc.), a Washington Subchapter-S.

      In connection with the merger, in exchange for all of the capital stock of Research Sales, Town Pages issued 551,302 ordinary shares, valued at approximately $3.3 million based on the $6.00 per share closing price of the Company's ADS's on the American Stock Exchange on October 29, 1999.

      Research Sales is an Internet-based polling and market research firm.

      The acquisition has been accounted for as a purchase. The allocation of the purchase price has not been finally determined and, accordingly, the pro forma adjustments reflected below may be adjusted when additional information is obtained during the one-year period subsequent to the date of the acquisition. However, any reallocation of the purchase price based on final valuations of the assets and liabilities acquired should not differ significantly from the original estimates and should not have a material impact on the consolidated pro forma information.

      The following information, which is unaudited, gives pro forma effect to the acquisition of Research Sales and has been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position of TownPages as they may be in the future or as they might have been had the acquisitions been consummated on the respective dates assumed.

      The reporting currency of Research Sales is US dollars. However, as the reporting currency of TownPages is pounds sterling, the financial statements of Research Sales that are included elsewhere in this document, have been translated into pounds sterling, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".

The unaudited condensed pro forma consolidated financial information should be read in conjunction with the historical financial statements of TownPages included in its Annual Report on Form 20-F for the year ended December 31, 1999 filed with the Securities and Exchange Commission, and historical financial statements of Research Sales included elsewhere in the report.

       UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                             OF TOWNPAGESNET.COM PLC

                          Year ended December 31, 1999

      The following unaudited condensed pro forma consolidated statement of operations for the year ended December 31, 1999, gives pro forma effect to the acquisition of Research Sales, after giving effect to the adjustments described in the notes to the unaudited condensed pro forma financial information, as if the acquisition had occurred on January 1, 1999. The historical financial information for TownPages is derived from its historical consolidated statement of operations for the year ended December 31, 1999 included in its Annual Report on Form 20-F for the year ended December 31, 1999. The historical financial information for Research Sales is derived from its audited condensed statement of operations for the ten months ended October 31, 1999 included elsewhere is this document.



                                                    UNAUDITED CONDENSED PRO FORMA
                                               CONSOLIDATED STATEMENT OF OPERATIONS OF
                                                        TOWNPAGESNET.COM PLC

                                                    YEAR ENDED DECEMBER 31, 1999

                                                                             HISTORICAL                        PRO FORMA
                                                                     ----------------------------    ------------------------------
                                                                                                     ADJUSTMENTS
                                                                      TownPages    Research Sales       Note 1         Consolidated
                                                                     ----------    --------------    -----------       ------------
Revenues                                                                 (POUND)        (POUND)         (POUND)            (POUND)
                   Advertising revenues                                1,312,561            --              --            1,312,561
                   Contract revenues and other                         2,050,043           8,824            --            2,058,867
                   Contract revenues from related parties              3,885,242            --              --            3,885,242
                                                                      ----------      ----------      ----------         ----------
TOTAL REVENUES                                                         7,247,846           8,824            --            7,256,670

COST OF REVENUES

                   Maintenance and hosting costs                       1,388,408            --              --            1,388,408
                   Cost of contract revenues and other                 2,057,296          66,126            --            2,123,422
                   Advertising and commission costs                    1,203,613            --         1,203,613
                                                                                      ----------      ----------         ----------
                                                                       4,649,317          66,126            --            4,715,443

GROSS PROFIT / (LOSS)                                                  2,598,529         (57,302)           --            2,541,227

OPERATING EXPENSES:

                   Sales and marketing                                 1,028,005           6,863            --            1,034,868
                   Research & development                                 77,371           6,192            --               83,563
                   General and administrative                          2,565,396         271,848            --            2,837,244
                   Depreciation                                          257,905          29,559            --              287,464
                   Amortisation                                          830,701         164,942         333,341 (a)      1,328,984
                                                                      ----------      ----------      ----------         ----------
                   Total operating expenses                            4,759,378         479,404         333,341          5,572,123

LOSS FROM OPERATIONS                                                  (2,160,849)       (536,706)       (333,341)        (3,030,896)

Interest expense                                                         (76,048)         (6,142)          3,100 (b)        (79,090)
Interest income                                                          190,043            --            (3,100)(b)        186,943
Other income                                                               4,195          (3,403)           --                  792
Foreign exchange gain                                                    163,653            --              --              163,653
Minority Interests                                                       (69,959)           --              --              (69,959)

                                                                      ----------      ----------      ----------         ----------
LOSS BEFORE INCOME TAXES                                              (1,948,965)       (546,251)       (333,341)        (2,828,557)

Provision for income taxes                                               108,669            --              --              108,669

                                                                      ----------      ----------      ----------         ----------
NET LOSS                                                              (2,057,634)       (546,251)       (333,341)        (2,937,226)
                                                                      ==========      ==========      ==========         ==========

Basic and diluted net loss per share                                (pound)(0.29)                                      (pound)(0.39)
                                                                                                                         ----------
Shares used in computing basic and
diluted net loss per share                                             7,111,075                         459,167 (c)      7,570,242
                                                                       ----------                     ----------         ----------

  See note to Unaudited Condensed Pro Forma Consolidated Financial Information

  NOTES TO THE UNAUDITED CONDENSED PROFORMA CONSOLIDATED FINANCIAL INFORMATION
                             OF TOWNPAGESNET.COM PLC

NOTE 1 - PRO FORMA ADJUSTMENTS

The unaudited condensed pro forma consolidated statement of operations give effect to the following pro forma adjustments:

(a)   Amortization of Goodwill

Goodwill arising on the acquisition of Research Sales of (pound)2,000,047 over five years, less (pound)66,668 included in the historical results of operations of TownPages for year ended December 31, 1999.

(b)   Elimination of intercompany interest income and expense


Interest income and interest expense on outstanding notes payable from Research Sales to TownPages of (pound)3,100.

(c)   Shares used in computing basic and diluted net loss per share


Weighted average shares outstanding for the period. Issue of 551,302 ordinary shares less 92,135 included in historical computation of weighted average shares outstanding for the year ended December 31, 1999.

                                    INDEX TO

                  FINANCIAL STATEMENTS OF RESEARCH SALES, INC.

                                                                            Page

Report of Independent Auditors...............................................F-2

Statement of Operations for the period from December 31, 1998 (date of inception) to October 31,
      1999...................................................................F-3

Statement of Stockholders' Equity for the period from December 31, 1998 (date of inception) to October 31,
      1999 ...............................................................   F-4

Statement of Cash Flows for the period from December 31, 1998 (date of inception) to October 31,
      1999...................................................................F-5

      Notes to Financial
            Statements.......................................................F-6

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Research Sales, Inc.

      We have audited the accompanying statements of operations, stockholders' equity and cash flows of Research Sales, Inc. for the period from December 31, 1998 (date of inception) to October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, results of operations and cash flows of Research Sales, Inc for the period from December 31, 1998 (date of inception) to October 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                               ERNST & YOUNG

Reading, England
February 11, 2000

                         RESEARCH SALES, INC

                       STATEMENT OF OPERATIONS

                                                                     FROM
                                                               DECEMBER 31, 1998
                                                             (DATE OF INCEPTION)
                                                                      TO
                                                              OCTOBER 31, 1999
                                                              ------------------
Revenues
          Contract revenues                                            $  14,250
                                                              ------------------
Total revenues                                                            14,250

Cost of revenues
          Cost of contract revenues                                     106,793
                                                             ------------------
                                                                         106,793
                                                              ------------------

Gross loss                                                              (92,543)

Operating expenses
          Sales and marketing                                             11,086
          Research and development                                        10,000
          General and administrative                                     439,034
          Depreciation                                                    47,737
          Amortization                                                   266,382
                                                              ------------------
               Total operating expenses                                  774,239

Operating loss                                                         (866,782)

Interest expense                                                         (9,920)
Other expense, net                                                       (5,496)

Net loss for the period                                               $(882,198)
                                                              ==================

                             See accompanying notes


                                         RESEARCH SALES, INC

                                  STATEMENT OF STOCKHOLDERS' EQUITY

                                                    COMMON STOCK               ACCUMULATED
                                                --------------------           -----------
                                                SHARES        AMOUNT       DEFICIT        TOTAL
                                                ------        ------       -------        -----
Balance at December 31, 1998 (date of                  -  $          -  $         -  $           -
inception)

Issuance of shares                             1,000,000     1,367,327            -      1,367,327

Net loss for the period                                -             -     (882,198)      (882,198)

Balance at October 31, 1999                    1,000,000  $  1,367,327  $  (882,198)  $    485,129

                                       See accompanying notes


                               RESEARCH SALES, INC

                             STATEMENT OF CASH FLOWS

                                                                            FROM
                                                                     DECEMBER 31, 1998
                                                                    (DATE OF INCEPTION)
                                                                             TO
                                                                      OCTOBER 31, 1999
                                                                 ---------------------

CASH FLOWS FROM OPERATING ACTIVITIES:

 Net loss                                                                  $(882,198)
 Adjustments to reconcile net loss to net cash
 used in operating activities:
 Depreciation                                                                  47,737
 Amortization of goodwill                                                     266,382
 Changes in operating assets and liabilities:
 Accrued expenses                                                              55,133
 Accounts payable                                                              28,886
                                                                 ---------------------
Net cash used in operating activities                                       (484,060)

CASH FLOWS FROM INVESTING ACTIVITIES:

 Purchase of equipment and fixtures                                          (22,406)
 Acquisition of subsidiary                                                  (162,000)
                                                                 ---------------------
Net cash used in investing activities                                       (184,406)

CASH FLOWS FROM FINANCING ACTIVITIES:

 Proceeds from loans                                                          764,080
 Repayment of notes payable                                                 (335,100)
 Net proceeds from issuance of common stock                                   291,007
                                                                 ---------------------
Net cash provided by financing activities                                     719,987
                                                                 ---------------------

Net increase in cash and cash equivalents                                      51,521
Cash and cash equivalents at the beginning of the period                            -
                                                                 ---------------------
Cash and cash equivalents at the end of the period                            $51,521
                                                                 =====================

SCHEDULE OF NON-CASH ACTIVITIES

 Acquisition of intangible assets of Rasmussen Research, Inc.
 for notes payable                                                           $877,500
                                                                 =====================
 Repayment of notes payable through issuance of common stock                 $734,500
                                                                 =====================
 Common stock issued for acquisition of subsidiary                           $341,280
                                                                 =====================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:

 Interest paid                                                                 $5,542
                                                                 =====================

                             See accompanying notes

                              RESEARCH SALES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Research Sales, Inc. (the "Company") was incorporated as a subchapter S corporation in the state of Washington on December 31, 1998. The Company conducts independent public opinion research using a proprietary automated telephone survey system. Results of this research are distributed on-line and through traditional media outlets as part of a comprehensive strategy to generate content for the Internet. The Company's Portrait of America web site is a leading source for public opinion polling data on the Internet. The Company recently relocated its headquarters to Matthews, North Carolina. The Company's assets and operations are located wholly within the United States.

USE OF ESTIMATES

The  financial   statements  are  prepared  under  U.S.   generally   accepted
accounting principles.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers investments in highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents. Such amounts are stated at cost, which approximates market value. As at October 31, 1999 the Company had no cash equivalents.

CONCENTRATIONS OF CREDIT AND OTHER RISKS

Potential concentrations of credit risk to the Company consist principally of trade receivables. The Company sells its products to customers based in the United States in diversified industries and performs on-going credit evaluations of its customers' financial condition and generally requires no collateral. Allowances for potential credit losses are maintained; however, no credit losses have occurred and no provision has been made or utilized throughout the period. The Company only deposits cash surpluses with high credit quality banks and institutions.

                              RESEARCH SALES, INC.

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FURNITURE AND EQUIPMENT AND WEB SITE

Furniture and equipment and the web site are stated at cost. Depreciation and amortization of furniture and equipment and the web site are provided so as to write down the cost of the equipment and fixtures to their estimated residual value over their expected useful lives, as follows:

      Web site                              3 years straight line
      Furniture and equipment               5 years straight line

REVENUE RECOGNITION

Revenues are recognised at the time the polling service is completed and cash is deemed collectible.

RESEARCH AND DEVELOPMENT

Research and development expenses are charged to operations as incurred.

ADVERTISING

Costs related to advertising are expensed as incurred. No advertising expenses were incurred in the period from December 31, 1998 to October 31, 1999.

GOODWILL AND INTANGIBLE ASSETS

The Company amortizes its goodwill and intangible assets on a straight line basis over their estimated economic useful lives.

The Company operates in a highly specialized and technological industry with relatively low entry market barriers. Due to the fast moving nature of the industry, the company does not believe that the goodwill and intangible assets will have a useful economic life of more than five and three years, respectively. The carrying amount of the goodwill and intangible assets are reviewed on a regular basis for indicators of impairment. Indicators of impairment include levels of revenue associated with the polling system being below forecast or changes in market conditions or market strategies. Should indicators exist, such impairment will be reviewed through the examination of discounted cash flows.

                              RESEARCH SALES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("FASB) has issued Statement of Financial Accounting Standards No.133, which has not yet been adopted by the Company. SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" is effective for fiscal years beginning after June 15, 2000. This standard requires all derivatives to be recognized as either assets or liabilities on the balance sheet at their fair values. It also prescribes the accounting to be followed for the changes in the fair values of derivatives depending upon their intended use and resulting designation. It supercedes or amends the existing standards that deal with hedge accounting and derivatives. The Company does not expect the effect that adopting this standard will have a material impact on the U.S. GAAP amounts reported in its financial statements.

In December 1999, the staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition" which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Adoption of SAB No. 101 has been delayed until the fourth quarter of 2000 by the SEC. SAB No. 101 outlines the basic criteria that must be met in order to recognise revenue and provides guidance for disclosures related to revenue recognition policies. Although we have not fully assessed the impact of adopting SAB No. 101 on our financial position and results of operations in 2001 and thereafter, we do not expect the effect, if any to be material.

2. ACQUISITION OF ASSETS OF RASMUSSEN RESEARCH

In April 1999, the Company acquired all of the outstanding share capital of Rasmussen Research, Inc. ("RRI"), a public opinion polling firm located in North Carolina, USA, for aggregate consideration of $503,820, which was paid as $162,000 in cash and $341,820, or 162,000 shares, in the Company's common stock. The value of the shares was determined to be $2.11 per share per the Company's Board of Directors and is consistent with the per share price for shares acquired by other investors.

The acquired assets had fair values at the date of acquisition as follows:

Internet website                              $232,500
Miscellaneous furniture and equipment           45,000
                                            ----------
Total identified assets                        277,500
Total consideration paid                       503,820
                                            ----------
Goodwill to be recorded                       $226,320
                                            ==========

The goodwill is amortized on a straight-line basis over its estimated useful life of 5 years.

                              RESEARCH SALES, INC.

3. INCOME TAXES

The financial statements do not include a provision for income taxes because the Corporation is a Subchapter-S Corporation for U.S. tax purposes and as such does not incur federal or state income taxes. Instead, its earnings and losses are included in the individual shareholders' personal income tax returns and are taxed based on their personal tax status.


4. LOANS PAYABLE AND RELATED PARTIES

In January 1999, the Company acquired certain intellectual property and marketing rights from RRI. The assets included the rights to market polling services to the RRI's customers and the rights to an automated polling system, which is comprised of proprietary processes surrounding performing public opinion polls. In exchange for these intangible assets, the Company issued a note payable in the amount of $877,500 to Scott Rasmussen, the sole shareholder of RRI and a relative of a director of the Company. Throughout fiscal 1999, the Company made payments on the note of $143,000. In October 1999, the remaining balance of the loan of $734,500 was forgiven in exchange for the issuance of 350,000 shares of the Company's common stock to Scott Rasmussen.

The intangible assets are being amortized on a straight-line basis over their estimated useful life of 3 years.

As of October 31, 1999 the company has a total of $571,980 in notes payable to related parties.

In September and October 1999, TownPagesNet.com plc, who became the sole shareholder of the company in November 1999, provided working capital advances totalling $424,980. As of October 31, 1999, the entire $424,980 remained outstanding. The loan from TownPages is evidenced by a note bearing interest at the Bank of America prime rate, 8.25% as of October 31,1999, and is payable within 12 months of date of issue. Therefore, $100,000 is repayable by September 17, 2000 and $324,980 is repayable by October 20, 2000.

                              RESEARCH SALES, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. LOANS PAYABLE AND RELATED PARTIES (CONTINUED)

In the period from December 31, 1998 to October 31, 1999, three shareholders provided working capital loans to the company. The transactions, balances and nature of the relationship with each related party are summarized as follows.

                                                                         October
                                              Advances     Payments     31, 1999
                                              --------     --------     --------
William R. Rasmussen, payable on
demand, bearing interest at 8%,
shareholder and director.                  $  249,250   $ (162,250)   $   87,000

Lynn Van Hollebeke, payable on demand,
bearing interest at 8%, shareholder
and a relative of a director.              $   29,850   $  (29,850)   $        -


Infomate Systems, Inc., payable on
demand, bearing interest at 8%,
shareholder.                               $   60,000   $         -   $   60,000
                                           -------------------------------------
                                           $  339,100   $  (192,100)  $  147,000
                                           =====================================

5. SUBSEQUENT EVENTS

On November 1, 1999 TownPagesNet.com plc acquired 100% of the outstanding common shares of Research Sales, Inc. in exchange for 551,302 ordinary shares of TownPagesNet.com plc.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

      The following table sets forth all costs and expenses payable by TownPagesNet.com plc, the registrant, in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the AMEX additional listing fee.

Securities and Exchange Commission registration fee...............      $1,557
AMEX additional listing fee.......................................      17,500
Accounting fees and expenses......................................      35,000
Legal fees and expenses...........................................      50,000
Miscellaneous expenses............................................       5,943
                                                                      --------
Total                                                                 $110,000

Item 15.  Indemnification of Directors and Officers

      Except as hereinafter set forth, there is no provision of the Memorandum and Articles of Association or any contract, arrangement or statute under which any of our directors or officers is insured for or indemnified in any manner against any liability that he may incur in his capacity as such.

      Our Articles of Association provide that, subject to the provisions of the UK Companies Act 1985, every director, secretary or other officer (which expression excludes an auditor) of ours shall be indemnified by us out of our own funds against and/or exempted by us from all costs, charges, losses, expenses and liabilities incurred by him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers of office, including (without prejudice to the generality of the foregoing) any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of ours and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by a court, unless incurred through their own willful neglect or default. In addition, the Board of Directors shall have power to purchase and maintain insurance for or for the benefit of any person who is or was at any time a director, officer or employee of any "Relevant Company" (as defined below) or who is or was at any time a trustee of any pension fund or employees' share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of his or her powers and/or otherwise in relation to his or her duties, power or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme. For these purposes, "Relevant Company" shall mean us, any holding company of ours or any other body, whether or not incorporated, in which we or such holding company or any of our predecessors or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with us, or any subsidiary undertaking of ours or of such other body.

      Section 310 of the Companies Act 1985 of Great Britain provides:

 (1) This section applies to any provision, whether contained in a company's articles or in any contract with us or otherwise, for exempting any officer of ours or any person (whether an officer or not) employed by us as auditor from, or indemnifying him against, any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to us.

 (2) Except as provided by the following sub-section, any such provision is void.

 (3)  This section does not prevent a company:

      (a) from purchasing and maintaining for any such officer or auditor insurance against any such liability; or

      (b) from indemnifying any such officer or auditor against any liability incurred by him:

            (i) in defending any proceedings (whether civil or criminal) in which judgment is given in his favor or he is acquitted; or

            (ii) in connection with any application under section 144(3) or (4) (acquisition of shares by innocent nominee) or section 727 (general power to grant relief in case of honest and reasonable conduct) in which relief is granted to him by the court.

      Our directors and officers are insured against certain liabilities which they may incur in their capacity as such under a liability insurance policy carried by us.

      Section 727 of the Companies Act of 1985 of Great Britain provides:

      (1) If in any proceedings for negligence, default, breach of duty or breach of trust against an officer of a company or a person employed by a company as auditor (whether he is or is not an officer of the company) it appears to the court hearing the case that that officer or person is or may be liable in respect of the negligence, default, reach of duty or breach of trust, but that he has acted honestly and reasonably, and that having regard to all the circumstances of the case (including those connected with his appointment) he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from his liability on such terms as it thinks fit.

      (2) If any such officer or person as above mentioned has reason to apprehend that any claim will or might be made against him in respect of any negligence, default, breach of duty or breach of trust, he may apply to the court for relief; and the court on the application has the same power to relieve him as under this section it would have had if it had been a court before which proceedings against that person for negligence, default, breach of duty or breach of trust had been brought.

      (3) Where a case to which subsection (1) applies is being tried by a judge with a jury, the judge, after hearing the evidence, ay, if he is satisfied that the defendant or defender ought in pursuance of that subsection to be relieved either in whole or in part from the liability sought to be enforced against him, withdraw the case in whole or part from the jury and forthwith direct judgment to be entered for the defendant or defender on such terms as to costs of otherwise as the judge may think proper.

Item 16.  Exhibits and Financial Statement Schedules.

      (a)  Exhibits.

EXHIBIT
NO.        DESCRIPTION
-------    -----------
4.1*       Form of American Depositary Receipts.
4.2*       Specimen of Ordinary Share Certificate.
5.1** Form of opinion of Richard Saleh, Esq. as to matters involving United Kingdom laws.
23.1**     Consent of Richard Saleh, Esq. (included in the opinion filed as
           Exhibit 5.1).
23.2**     Consent of Ernst & Young.
23.3**     Consent of Ernst & Young.
24.1** Power of Attorney (set forth on signature page of the Registration Statement).
27.1**     Financial Data Schedule

--------------------
     * Previously filed as an Exhibit to our Registration Statement on Form F-1 (Reg. No. 333-72075) and incorporated herein by reference.
     **   Filed herewith.

      (b) Financial Statement Schedules.

      None.

Item 17. Undertakings.

      1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      2.    The undersigned registrant hereby undertakes that:

            (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(6)(1) or
      (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Alton, England, the United Kingdom, on the 14th day of December, 2000.

                                          TOWNPAGESNET.COM PLC

                                          By: /s/ RICHARD I. WALKER
                                              ______________________________
                                          Name: Richard I. Walker
                                          Title: Chief Financial Officer and
                                          Director

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert Bradshaw or Richard I. Walker as his attorney-in-fact, with full power of substitution for him in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act of 1933 in connection with or related to the offering contemplated by this Registration Statement, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his substitute may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                      TITLE                  DATE

/S/ ROBERT BRADSHAW
------------------------------      Chief Executive          December 12, 2000
Robert Bradshaw                     Officer and Director
                                    (Principal Executive
                                    Officer)

/S/ VISCOUNT EDWARD JAMES
--------------------------          Chairman of the Board    December 12, 2000
WINGFIELD LIFFORD                   and Director
-----------------
Viscount Edward James Wingfield
Lifford

/S/ RICHARD I. WALKER
---------------------------------   Chief Financial          December 12, 2000
Richard I. Walker                   Officer and Director
                                    (Principal Financial
                                    Officer and Principal
                                    Accounting Officer)

/S/ KEVIN R. LEECH
---------------------------------   Director                 December 12, 2000
Kevin R. Leech

/S/ SIMON WARD
---------------------------------   Director                 December 12, 2000
Simon Ward

CI4NET.COM, INC.

BY:  /S/ KEVIN R. LEECH
---------------------------------   Authorized United        December 12, 2000
Kevin R. Leech,                     States
[Title]                             Representative

                                 EXHIBIT INDEX

EXHIBIT
NO.        DESCRIPTION
-------    -----------
4.1*       Form of American Depositary Receipts.
4.2*       Specimen of Ordinary Share Certificate.
5.1** Form of opinion of Richard Saleh, Esq. as to matters involving United Kingdom laws.
23.1**     Consent of Richard Saleh, Esq. (included in the opinion filed as
           Exhibit 5.1).
23.2**     Consent of Ernst & Young.
23.3**     Consent of Ernst & Young.
24.1** Power of Attorney (set forth on signature page of the Registration Statement).
27.1**     Financial Data Schedule

-------------------
     * Previously filed as an Exhibit to our Registration Statement on Form F-1 (Reg. No. 333-72075) and incorporated herein by reference.
     **   Filed herewith.